EXHIBIT 2

Name of Reporting Person	Number of Shares (Direct) (1)	Number of Shares (Indirect)	Percent of Class Beneficially Owned
Concord Partners II, L.P.	-0-	-0-	0.0%

Venture Associates II, L.P.	-0-	-0-	0.0%

CPML Inc.	-0-	-0-	0.0%

Craig A. T. Jones	117,600	-0-	0.0%

Total	117,600	-0-	0.0%